Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months
	Ended
	September 30,					For the Year Ended December 31,
(Dollars in thousands)	2008 (1)		2008 (2)		2007	2007	2006	2005	2004	2003
Fixed Charges=Interest expense	$35,395		$35,395		$37,721	$50,540	$43,268	$31,276	$22,919	$22,753
Interest expense-Interest paid on deposits	14,409		20,986		11,326	15,320	14,692	12,962	11,760	11,780
Profit Before Tax (PBT)	(1,774	)(1)	15,564	(2)	17,360	22,929	19,830	19,308	16,152	13.908
Earnings (PBT+Fixed Charges)	33,621	(1)	50,959	(2)	55,081	73,469	63,098	50,584	39,071	36,661
Earnings/Fixed Charges(3)	0.95	(1)	1.44	(2)	1.46	1.45	1.46	1.62	1.70	1.61
Earnings/ Fixed Charges-Interest paid on deposits(3)	2.33	(1)	3.54	(2)	4.86	4.80	4.29	3.90	3.32	3.11

(1)	2008 results including other-than-temporary-impairment charge of $17.338 million on Cascade’s investments in Fannie Mac and Freddie Mac preferred shares recorded in September, 2008.
(2)	2008 results excluding other-than-temporary-impairment charge of $17.338 million on Cascade’s investments in Fannie Mae and Freddie Mac preferred shares recorded in September, 2008.
(3)	Cascade has no amortization of capitalized expense related to debt issuance, assumes no interest portion of any rental expense, and has no minority interests in consolidated subsidiaries.